June 14, 2005
Mr. Donald C. Hunt
Attorney-Advisor
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Re:	Electric City Corp. Amendment No. 1 to Registration Statement in Form S-3 Filed April 15, 2005 Amendment No. 1 to Form 10-K for the period Ended December 31, 2004 File No. 001-16265
Dear Mr. Hunt:
This letter is in response to your letter of May 9, 2005 in which you provided comments to the above referenced filings.
Attached is a copy of the second amendment to our Annual Report on Form 10-K, marked to show changes from the first amendment to our Annual Report on Form 10-K filed with the SEC on April 13, 2005. We expect to file an amendment to our Registration Statement on Form S-3 shortly.
The following are our responses to the comments contained in your letter relating to our Annual Report on Form 10-K:

Your
Comment #	Comment/Response

11	Please include your correct commission file number (1-16265) on future periodic filings.

We will use file number 001-16265 on future periodic filings.

Mr. Donald C. Hunt
June 14, 2005

Your
Comment #	Comment/Response

12	Please expand your description of your building control and automation business. See Item 101 of Regulation S-K.

We have expanded our description of the building control and automation business as requested.

13	Please expand your disclosures to address the marketing hurdles references on page 7.

We have expanded our disclosures to provide additional information on the marketing hurdles referenced on page 7.

14	Revise your disclosure to include all material terms of your distribution agreements. We note, for example, your disclosure on page 11 that some of these agreements may be terminated by your distributors upon 30 days’ notice.

We believe that all material terms of our distributor agreements are disclosed on page 5.

15	Revise your disclosure to state the number of distributors that have violated the terms of their distributor agreements for failing to meet quotas and are delinquent in payments due to you.

We have revised our disclosure to indicate that all of our distributors are currently in violation of their quota requirements and that one distributor is in violation of its payment terms.

16	Revise your disclosure to identify all customers who contribute ten percent or more of your net sales and the percentage of total revenue attributable to each one.

Our disclosure of customers who contribute ten percent or more of our net sales is complete, but we revised the disclosure to indicate the percentage of total revenues attributable to each customer.

17	Tell us supplementally whether there is any relationship between Electric City of Pennsylvania and you other than that disclosed.

Mr. Donald C. Hunt
June 14, 2005

Your
Comment #	Comment/Response

Electric City of Pennsylvania is an independent distributor of our products. Neither the Company nor any of the Company’s significant shareholders have any direct or indirect ownership of Electric City of Pennsylvania. The Company recently notified Electric City of Pennsylvania that it is terminating its distributor agreement as a result of its failure to meet its quotas.

18	Please expand your disclosure to address the hurdles to implementing your VNPP program with Commonwealth Edison referenced on page 12.

We have expanded the disclosure of the hurdles to implementing the VNPP program with ComEd as requested.

19	Provide us supplementally with the basis for your belief that the EnergySaver “has the largest installed base of any lighting control power reduction system of its type.”

This statement is based information about competitive products that we have gathered as part of our day to day activities in the market for lighting controllers. Since there is currently no independent source to verify our assertion, we have elected to delete the statement.

20	Please revise your disclosure to detail your plans to outsource manufacturing.

We have no current need to outsource manufacturing, however, we have expanded the disclosure to provide additional information as requested.

21	Please expand your disclosure to address the manufacturing hurdles referenced on page 7.

We have expanded our disclosure of manufacturing hurdles referenced on page 7.

22	We note that a number of risk factors identified in your Form S-3 referenced above (e.g., risks related your auditor’s going concern opinion and risk related to your planned acquisition of Maximum Performance Group, Inc.) are not included here. Please advise or amend to include the appropriate risk factors.

Mr. Donald C. Hunt
June 14, 2005

Your
Comment #	Comment/Response

We have revised the risk factors in the Form S-3 (which will be filed shortly) and Annual Report on Form 10-K to make them consistent and substantially identical.

23	Tell us supplementally the nature of the advertisement that is the subject of this litigation.

Our investor relations firm, the StockPage, prepared a one page information sheet regarding the Company in which it described the Company’s products, markets and key financial information. While the information contained in the document was extracted from the Company’s public filings, the document was not reviewed nor approved by the Company prior to distribution.

24	Tell us supplementally the basis for your belief that the liability from this litigation is not material.

The Company had no direct involvement in this investor relations program, the program was designed, managed and implemented by the StockPage, an independent investor relations firm. Prior to authorizing this particular investor relations program, the Company asked for and received written assurances from the StockPage that all recipients of the faxed material pre-authorized the receipt of such material. The Company relied on this statement in authorizing the program. The Company has filed a motion for summary judgment based on these facts seeking to have the matter dismissed as to the Company.

25	Please include in this section a discussion of any material trends or uncertainties that could materially affect the company’s financial condition or results of operations. For example, we note your disclosure on page 8 that you may be required to reduce the prices of your products in order to increase sales. We further note your disclosure on page 9 that due to potential overbuilding of power generation stations, wholesale power prices may decrease in the future. For guidance, please refer to “Focus on Material Trends and Uncertainties” at Section III.B.3 of Release No. 33-8350 (December 19, 2003).

Mr. Donald C. Hunt
June 14, 2005

Your
Comment #	Comment/Response

We have added a new section to the Management Discussion and Analysis section to discuss material trends and uncertainties, consistent with Section III.B.3 of Release No. 33-8350. We have not included the risk that we might need to reduce prices of our products in order to increase sales, or the risk that wholesale prices might decline in the foreseeable future because we do not believe either of these risks are significant at this time, though we feel that both of these possible events are potential risks that our investors should be aware of.

26	We note your disclosure in the carryover paragraph at the top of page 23. Please state your reasonable belief as to the time of the amendment to your agreement with ComEd.

We have modified our disclosure to provide our estimate on the timing of the ComEd agreement.

27	Revise your disclosure to state the amount of legal expense referenced in this paragraph.

We have modified our disclosure to provide additional information on the legal expenses referenced in the indicated paragraph.

28	We note your disclosure that management has concluded that your disclosure controls and procedures are effective “and designed to ensure that material information related to the Company and its consolidated subsidiaries is made known to them by others within the entity.” The language that is currently included after the word “effective” is your disclosure appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(e) of the Exchange Act. However, if you do not wish to eliminate this language, please revise future filings so that the language that appears after the word “effective” is substantially similar in all material respect to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).

We have modified the disclosure to eliminate the superfluous language as requested.

Mr. Donald C. Hunt
June 14, 2005

Your
Comment #	Comment/Response

29	We note your disclosure that “there were no significant changes in the Company’s internal controls..." Please revise your disclosure in future filings to remove the word significant and to discuss all changes in your internal control over financial reporting that have materially affected, or that are reasonably likely to materially affect, your internal control over financial reporting, as required by Item 308(c) of Regulation S-K.

We have modified our disclosure to remove the word significant. There were no changes in our internal controls over financial reporting.

30	We see from disclosures on page F-11 that you recognize revenues on long-term contracts under the percentage of completion, cost-to-cost method of accounting. It is not clear to us how this is consistent with disclosures on page 21 which state “effective January 1, 2003, due to your limited experience in estimating the profitability on long-term building automation control contracts, you elected to begin to defer profit on all long-term building automation control contracts until completion of the job”. Supplementally and in the future filings, please clarify what your revenue recognition policies are and how your accounting for long-term contracts complies with SOP 81-1.

We currently utilize the percentage of completion method of accounting for our long term building automation control contracts in conjunction with the cost-to-cost method of measuring the extent of progress toward completion. Effective January 1, 2003 we elected to begin using a zero estimate of profit as provided for in SOP 81-1 paragraph .25(c) due to our limited experience in estimating the profitability of these contracts. If we determine a loss is likely for a particular contract we will record a provision for the loss in the period the loss becomes evident. As we gain more confidence in our ability to properly estimate profitability of these contracts we will begin to account for our long term building control projects using the method described in SOP 81-1(a).

Mr. Donald C. Hunt
June 14, 2005

Your
Comment #	Comment/Response

31	Please tell us more about your contract for the Virtual “Negawatt” Power Plan. Specifically address the following:
•	Tell us the significant terms and conditions of these agreements, including cancellation, right of return, etc.

•	Tell us how your customers notify you that they are utilizing the demand reduction.

•	How you determine the amount of revenue to recognize.

•	Why you have not recognized revenue from these contracts to date.

•	Please tell us how you determine your revenue recognition policy and what accounting guidance you relied.

•	Confirm you retain ownership of any utilized equipment. Why it is it appropriate to depreciate the energy saver units over the existing contract life and not over the useful life of the asset?

We may have further comments after reviewing your response. Revise future filings as necessary based on our concerns.

Our agreement with ComEd was signed on September 9, 2003 and will expire on September 31, 2015. Under the agreement we are obligated to develop a VNPP system to curtail power at participating customer sites (“Customer Hosts”). The system is to provide real-time control, measurement and verification over an Internet based software system. As part of the Agreement we are to select curtailment candidates, enter into contracts with these candidates to participate in the program and install and maintain the necessary equipment in order to curtail up to 50 megawatts of demand responsive load reduction. We are also required to operate the VNPP system to reduce the amount of load to the amounts requested (up to the installed capacity) whenever ComEd requests a curtailment. Such requests for curtailment will be made at least 15 minutes in advance of the start of the required load reduction. In exchange, Electric City will be paid a fixed fee on a quarterly basis for the amount of curtailment capacity it makes available for ComEd’s use. Electric City will retain ownership of all the equipment installed as part of the VNPP program.

Either party may terminate the agreement upon the occurrence of an event of default. Events of default include:
(i)	Either party fails to make any payments required pursuant to the Agreement and such failure shall continue uncured for a period of 10 days after written notice from the other party that such payment is overdue.

Mr. Donald C. Hunt
June 14, 2005

Your
Comment #	Comment/Response
(ii)	Either party makes an assignment of the Agreement in violation of Section 11 of the agreement.

(iii)	Either party fails to comply with any other material provision of the Agreement, and such failure shall continue uncured for 30 days after written notice thereof by the non-defaulting party.

Since Electric City is retaining ownership of the equipment, there is no issue related to right of return. The Customer Host may return equipment under certain circumstances, in which event we will seek a replacement Customer Host for the balance of the ComEd contract.

We communicate with the curtailment equipment that is installed in the Customer Hosts’ sites via the Internet or dial up modems. All equipment operation, monitoring and performance verification is done remotely. The Customer Host does not need to operate the equipment and very often does not know when we are putting the equipment into curtailment mode.

In December 2004 we signed a non-binding memorandum of understanding with ComEd regarding an amendment to our contact. ComEd requested the amendment to change the structure of the contract to more easily permit it to seek cost recovery for the cost of the program. As part of this memorandum of understanding we agreed to suspend the payment requirements of the contract until we complete the amendment or June 30, 2005, whichever occurs first. We completed negotiating the specific terms of the amendment during the first quarter of 2005. ComEd is currently seeking internal approval of the amendment and we hope to have it signed by the end of June. Since one of the terms subject to amendment is the method of calculating our compensation, we felt the most conservative thing to do would be to defer recognizing revenue on any installed capacity until the earlier of June 30, 2005 or the date we complete the amendment. As currently proposed, the amendment will change the contract from a capacity contract, in which we are paid for providing curtailment capacity, to an energy resource contract under which we will be paid for the actual hours of operation of our system based on the market price of energy. The revised contract will require that ComEd take a minimum number of hours of demand reduction each

Mr. Donald C. Hunt
June 14, 2005

Your
Comment #	Comment/Response

year. We believe, based on the current market price of energy, that we will receive more revenue under the proposed contract structure than we would under the current contract. In the event the amendment is never executed, the original agreement will remaining in full force and effect.

We will retain ownership of the equipment under both the existing contract and the amended contract, though the amendment will give ComEd the option to purchase the equipment under certain circumstances. The useful life of the equipment will exceed the term of the contract, but due to the uncertainty of how the equipment will be used after the contract has expired we have decided to depreciate the equipment over the term of the contract.

32	On page 22, you identify that cost of goods sold includes “charges from outside contractors used to install our product in our customers facilities.” Supplementally, please tell us the nature of the sales transactions where you utilize outside contractors to install products and how this impacts your revenue recognition policies.

The majority of our commercial sales of Energy Saver units are made on an installed basis, under which we are responsible for arranging for the installation of our equipment. We use independent third party electrical contractors to do the installations. In most situations, the customer reimburses us for the cost of the installation at our cost with no mark-up to the contractor’s bill. In such situations, we do not recognize revenue until installation of the equipment is complete, proper operation of the equipment has been demonstrated to the customer and we have fulfilled all our obligations under the customer’s purchase order. In those situations in which Electric City has no responsibility for installation, because either the customer or an independent dealer has assumed the responsibility, we will recognize revenue based on the terms of the customer purchase order, which is generally FOB shipping point.

33	On page 24, you disclose that the Xcel program “provides up-front incentives to offset a portion of the cost of the equipment... which will allow us to recognize revenue upon customer acceptance of the installed units.” Please tell us more about these arrangements and revise your filing to include this revenue recognition policy. Supplementally tell us the appropriate guidance upon which you relied to account for the disclosed conditions.

Mr. Donald C. Hunt
June 14, 2005

Your
Comment #	Comment/Response

The current contract with Xcel Energy provides that we will receive a fixed dollar amount per kilowatt of energy reduction provided by the Energy Saver unit,(which is determined upon completion of installation and acceptance of the unit). We use this payment to reduce the cost of our equipment to our customer. We quote our customer a price based on our estimate of the savings to be generated by our equipment. Once the equipment has been installed, a representative from Xcel will verify the performance of the equipment and determine the actual savings generated. Xcel will use these measurements to determine the amount it will pay under the contract. Once the equipment is installed, operating and the amount of incentive payment is therefore fixed and determined, we will recognize revenue equal to the amount quoted and invoiced to our customer, plus the incentive payment due from Xcel. Xcel is required to pay us within 30 days after verification of the operation of the units. We believe that this procedure is consistent with Staff Accounting Bulletin No. 104. As no units were accepted by Xcel prior to year-end, there is no revenue reflected in our 2004 financial statements related to this contract.

34	We see numerous instances of transactions involving warrants, beneficial conversion features and deemed dividends which are based on valuation models. Please revise future filings to identify in each instance, the valuation technique utilized, the assumptions inherent in that technique, the details of all share prices involved, how you accounted for the transactions and identity the amounts recorded in the financial statements.

We will include the requested information in future filings.

35	Supplementally, please tell us how you have evaluated the applicability of SFAS 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity on the accounting and presentation requirements for your preferred shares. If you believe SFAS 150 does not impact you please demonstrate why ASR 268 and EITF D-98 do not impact the presentation and accounting requirements for your preferred shares. Note that ASR 268 and the interpretive guidance in EITF D-98 are applicable for instruments that are not within the scope of Statement 150. We may have further comments after reviewing your response.

Mr. Donald C. Hunt
June 14, 2005

Your
Comment #	Comment/Response
a)	We do not believe FAS 150 applies because the terms of the Series E preferred stock specifically states, “The Series E Preferred Stock shall not be subject to mandatory redemption by the Company.” The shares are not within the scope of Statement 150 because there is no unconditional obligation to redeem the shares at a specified or determinable date or upon an event certain to occur.

b)	We also considered the guidance provided by ASR 268 and Topic D-98. This guidance indicates that not only mandatorily redeemable stock should be considered for classification outside of equity, but also preferred stocks, “whose redemption is outside the control of the issuer”. Following is a summary of the significant items the Company considered in determining that the redemption of the preferred stock was not outside the control of the Company:
•	The Series E preferred stock agreement provides the Company the option to redeem the preferred stock for a stated amount. Topic D-98 indicates that “if the preferred security holders control a majority of the votes of the board of directors through direct representation on the board of directors or through other rights, the preferred security is redeemable at the option of the holder and its classification outside equity is required.” The Series E preferred shareholders have the right to elect up to four of our board of directors (which has a maximum number of board members of 12). Currently, the Series E holders have one elected representative to our board of directors, which currently consists of six members. Therefore, currently (and even in the event the Series E Preferred Holders were to appoint an additional three board members), representation of the Series E preferred shareholders on the Company’s board of directors would still represent less than a majority of the board of directors. Therefore, redemption of the Series E preferred shares is within the control of the Company.

•	The Series E preferred stock also has a liquidation preference. This liquidation preference is only payable upon final liquidation, dissolution or winding up of the affairs of the Company. There are no “deemed liquidation” events specified in the Series E preferred stock agreement. As indicated in Topic D-98, “ordinary liquidation events which involve the redemption and liquidation of all securities should not result in a security being classified outside of permanent equity.”

Mr. Donald C. Hunt
June 14, 2005

Your
Comment #	Comment/Response
•	We reviewed the Series E preferred stock agreement and the certificate of designations applicable to the Series E noting there were no other provisions (such as failure to achieve specified earnings targets) which would allow the holders to be paid upon occurrence of events that are not solely within the Company’s control which would require classification outside permanent equity, other than the requirement that the Company “use commercially reasonable efforts to file a registration statement with the Company on or before July 7, 2004.” The Company met this requirement by filing such registration statement on July 6, 2004 and as such we believe the preferred stock is properly classified as permanent equity at December 31, 2004.

36	Supplementally tell us how you accounted for and valued the exchange of warrants described in sections p) and y) of this Note. Please cite the authoritative guidance upon which you relied. We may have further comments after reviewing your response.

As discussed in section p, we exchanged outstanding warrants to purchase 37,500 shares of Series D preferred stock for 3,750 shares of Series E Preferred Stock. It should be noted that both warrants are for preferred stock which for an aggregate exercise price of $375,000 (in both cases) is convertible into 375,000 shares of common stock. Given this fact, the value of both warrants would be expected to be similar. However, the life of the newly issued warrant for the Series E preferred stock was longer than the original warrant for the Series D Preferred Stock. Based on the guidance in paragraph 188 of FAS 123, “The Board concluded that a modification of the terms of a stock based compensation award should be accounted for based on a comparison of the fair value of the modified option at the date it is granted and the value at that date of the old option that is repurchased (immediately before its terms are modified) determined based on the shorter of (a) its remaining initially estimated life or (b) the expected life of the modified option.” Based on this guidance we calculated the fair value of the newly issued warrant and compared that to the fair value of the original warrant as valued at the date of the exchange. As the fair value of the new warrant exceeded the

Mr. Donald C. Hunt
June 14, 2005

Your
Comment #	Comment/Response

fair value of the original warrant by $7,500, a deemed dividend was recorded in connection with the exchange of warrants. Subsequently, the life of the Series E warrants was extended for an additional three month period. Again, we applied the guidance of FAS 123 discussed above and the incremental increase in fair value of $7,500 was recorded as a deemed dividend. In Note 16, a total deemed dividend of $15,000 is indicated for the change in the expiration date of the warrants to purchase shares of preferred stock.
We have prepared a amendment to our S-3 in response to your comments, but prior to filing the S-3/A we need to file an amendment to our 8-K to incorporate the historical financial statements and pro forma financial statements of Maximum Performance Group, Inc. The filing of this amendment has been held up by the former auditors of Maximum Performance Group who have refused to give us their consent until a dispute regarding their bill is resolved. We hope to file the 8-K/A and the S-3/A later this week.
Please contact me or my attorney, Andy Connor if you have any questions or further comments regarding our Annual Report.
Sincerely,
/s/ Jeffrey Mistarz
Jeffrey Mistarz
Chief Financial Officer & Treasurer
enclosures